October 10, 2025

Filed via EDGAR
Rolf Sundwall, Mark Brunhofer, Lulu Cheng and Justin Dobbie
U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Crypto Assets
100 F Street, NE
Washington, DC 20549

Subject:	Franklin XRP ETF Trust (the “Trust”)
Amendment No. 1 to Registration Statement on Form S-1
Filed August 22, 2025
(File No. 333-285706)

Dear Mr. Sundwall, Mr. Brunhofer, Ms. Paik and Mr. Dobbie:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via written correspondence dated September 18, 2025 with regard to the Trust’s pre-effective Amendment No. 1 to its Registration Statement on Form S-1 (the “Registration Statement”) with respect to the Franklin XRP ETF series of the Trust (the “Fund”), which was filed with the Commission on August 29, 2025 under the Securities Act of 1933 (the “1933 Act”).  The Staff’s comments are summarized below, followed by the Trust’s responses thereto.  Terms not defined herein have the meaning set forth for that term in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1
General

1.	Comment: To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response: The Trust acknowledges this comment and will provide a copy of the proposed fact sheet supplementally when available.

Risk Factors
Risk Factors Related to Digital Assets
The trading prices of many digital assets, page 18

2.	Comment: Please revise to include quantitative examples of XRP's recent, and all-time high and all-time low prices.

Response: The disclosure has been revised as requested.

The value of the Shares is subject to a number of factors, page 20

3.	Comment: Please revise to discuss recent network upgrades of the XRP Ledger.

Response: The disclosure has been revised as requested.

Potential amendments to the XRP Ledger's protocols, page 22

4.	Comment: Please revise to provide more information about the background of, and roles and functions served by, Ripple Labs and the XRP Ledger Foundation.

Response: The disclosure has been revised as requested.

5.	Comment: Please expand your discussion to address material risks associated with the XRP Ledger being an open-source project.

Response: The disclosure has been revised as requested.

If a malicious actor or botnet obtains control of more than 80% of the validating nodes, page 22

6.	Comment: Here, or in an appropriate place, please address the April 2025 malware attack on the JavaScript library for the XRP Network.

Response: The disclosure has been revised as requested.

Risk Factors Related to the Digital Asset Markets
The significant holdings of XRP by Ripple Labs and other early stakeholders, page 31

7.	Comment: Please revise to discuss, to the extent material, any of the founders or early stakeholders who hold a significant stake in XRP, including, for example, Chris Larsen.

Response: The disclosure has been revised as requested.

Competition from the emergence or growth of other digital assets, page 37

8.	Comment: We note disclosure here and on page 73 as of September 2024. Please revise to update the market statistics for XRP as of a more recent date.

Response: The disclosure has been revised as requested.

Overview of the XRP Industry, page 72

9.
Comment: To the extent material to understanding XRP and the XRP Ledger, please disclose the nature and number of decentralized applications developed on the XRP Ledger, as well as active developers, to the extent known.

Response: The disclosure has been revised a requested.

Limits on XRP Supply, page 75

10.	Comment: Please address the burning of XRP as transaction fees and the resulting potential deflationary pressure over time.

Response: The Trust submits that the risk disclosure under the sub-heading “The fixed supply of XRP may negatively impact the operation of the XRP Ledger” adequately addresses this comment.

Forms of Attack Against the XRP Ledger, page 76

11.	Comment: Please revise to include examples of recent attacks on the XRP Ledger.

Response: The disclosure has been revised as requested.

The Sponsor, page 117

12.
Comment: Please revise to discuss the Sponsor's experience sponsoring exchange-traded products and specifically its experience related to crypto asset markets. Revise your risk factors on page 45 as appropriate.

Response: The Trust respectfully submits that the disclosure in the section “Conflicts of Interest—General” adequately addresses the Sponsor’s experience sponsoring other digital asset exchange-traded products and in digital asset markets more generally. The Trust will evaluate whether additional risk disclosures are warranted.

The Index Administrator and Secondary Index Provider, page 131

13.	Comment: Please file the Index Administrator Agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K or tell us why it is not required.

Response: The Trust confirms that the Index Administrator Agreement will be filed as an exhibit to the Registration Statement.

U.S. Federal Income Tax Consequences, page 132

14.
Comment: We note that your discussion of tax consequences is based on the assumption that the Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion of counsel as to grantor trust status and describe the reasons for and level of any uncertainty, if applicable.

Response: The Trust acknowledges this comment and will provide an opinion of counsel as to the Trust's grantor trust status in a supplemental filing.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ Julie Patel
Julie Patel
Vice President and Secretary of Franklin Holdings, LLC, Sponsor of the Trust

cc:	Navid J. Tofigh, Franklin Templeton
J. Stephen Feinour, Jr., Stradley Ronon Stevens & Young, LLP
Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

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